UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

MorphoSys AG

(Name of Subject Company)

MorphoSys AG

(Name of Persons Filing Statement)

Ordinary Shares, no par value

(Title of Class of Securities)

617760202

(CUSIP Number of Class of Securities)

Charlotte Lohmann

Member of the Executive Committee, Chief Legal and Human Resources Officer

Semmelweisstrasse 7

82152 Planegg

Germany

+49 89-89927-0

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Joseph Gilligan

Les Reese

Hogan Lovells US LLP

555 Thirteenth Street NW

Washington, DC 20004

(202) 637-5600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Solicitation/Recommendation Statement on Schedule 14D-9 (together with any amendments and supplements thereto, this “Schedule 14D-9”) relates to the public delisting purchase offer (the “Delisting Offer”) by Novartis BidCo AG (the “Bidder”), a wholly owned subsidiary of Novartis AG (“Novartis”), for all of the outstanding no-par value bearer shares of MorphoSys AG (“MorphoSys”) that are not directly held by Novartis BidCo Germany AG, to be commenced pursuant to the Delisting Agreement, dated June 20, 2024, among MorphoSys, Novartis and the Bidder (the “Delisting Agreement”). In connection with the Delisting Offer, the management board (Vorstand) of MorphoSys and the supervisory board (Aufsichtsrat) of MorphoSys have prepared a joint reasoned statement (gemeinsame begründete Stellungnahme) on the Delisting Offer (the “Joint Reasoned Statement”) in accordance with the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz, WpÜG). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Joint Reasoned Statement. All the information set forth in the Joint Reasoned Statement, attached hereto as Exhibit (a)(2), including the schedules thereto, is incorporated by reference herein in response to Items 1 through 8 of this Schedule 14D-9, and is supplemented by the information specifically provided in this Schedule 14D-9.

Item 1. Subject Company Information

The information contained in Sections 3.1 and 3.2 of the Joint Reasoned Statement is incorporated herein by reference.

Item 2. Identity and Background of Filing Person

The filing person is the subject company, MorphoSys AG. The business address and telephone number of the filing person are set forth in Section 3.1 of the Joint Reasoned Statement and incorporated herein by reference.

The information contained in Sections 1.1, 4, and 5 of the Joint Reasoned Statement is incorporated herein by reference.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

The information contained in Sections 10 and 13 of the Joint Reasoned Statement is incorporated herein by reference.

Item 4. The Solicitation or Recommendation

The information contained in Sections 6, 14 and 15 of the Joint Reasoned Statement is incorporated herein by reference.

Item 5. Persons/Assets Retained, Employed, Compensated or Used

The information contained in Section 11 of the Joint Reasoned Statement is incorporated herein by reference.

Item 6. Interest in Securities of the Subject Company

The information contained in Sections 1.1, 4.3 and 10 of the Joint Reasoned Statement is incorporated herein by reference.

Item 7. Purposes of the Transactions and Plans or Proposals

The information contained in Section 12 of the Joint Reasoned Statement is incorporated herein by reference.

Item 8. Additional Information

The summary of the Delisting Agreement contained in the Joint Reasoned Statement is incorporated herein by reference and does not purport to be complete. The summary of the Delisting Agreement is qualified in its entirety by reference to the full text of such agreement, which is attached hereto as Exhibit (e)(1).

The information contained in the Joint Reasoned Statement is incorporated herein by reference in its entirety.

Forward-Looking Statements

This Schedule 14D-9 contains certain forward-looking statements concerning MorphoSys, the Bidder and the Delisting Offer that involve substantial risks and uncertainties. Forward-looking statements include any statements containing the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “goal,” “may,” “might,” “plan,” “predict,” “project,” “seek,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue” and similar expressions. In this Schedule 14D-9, MorphoSys’ forward-looking statements include statements about the expected timetable for the consummation of the Delisting Offer and the delisting; MorphoSys’ plans, objectives, expectations and intentions; and statements about the financial condition, results of operations and business of MorphoSys and Novartis.

The forward-looking statements contained in this Schedule 14D-9 represent the judgment of MorphoSys as of the date of this Schedule 14D-9 and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys’ results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Those risks and uncertainties that could cause the actual results to differ from expectations contemplated by forward-looking statements include, among other things: uncertainties as to the timing of the Delisting Offer; uncertainties as to how many MorphoSys Shareholders (as defined in the Joint Reasoned Statement) will tender their MorphoSys Shares (as defined in the Joint Reasoned Statement) in the Delisting Offer; the possibility that competing offers will be made; the effects of the acquisition of MorphoSys by Novartis on relationships with employees, other business partners or governmental entities; that the Bidder and Novartis may not realize the potential benefits of the acquisition of MorphoSys by Novartis; transaction costs associated with the Delisting Offer; potential operational difficulties with integrating MorphoSys with Novartis; that MorphoSys’ expectations may be incorrect; the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements; MorphoSys’ reliance on collaborations with third parties; estimating the commercial potential of MorphoSys’ development programs; and other risks indicated in the risk factors included in MorphoSys’ filings with the U.S. Securities and Exchange Commission (the “SEC”), including MorphoSys’ Annual Report on Form 20-F, as well as this Schedule 14D-9 and the tender offer statement on Schedule TO (the “Schedule TO”) and related Delisting Offer documents filed by the Bidder and Novartis on July 5, 2024. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this Schedule 14D-9. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this Schedule 14D-9 to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

Item 9. Exhibits

Exhibit No.	Description

(a)(1)(A)	Offer Document, published July 4, 2024 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).

(a)(1)(B)	Suggested Letter to Clients for use by custodian banks for shares held through the Clearstream Banking AG booking system, including the Declaration of Acceptance (English version of document prepared in English and German) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (ADS Letter) (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Suggested Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (ADS Letter) (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	ADS Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(F)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).

(a)(1)(G)	Summary Publication as published in the New York Times on July 4, 2024 (incorporated by reference to Exhibit (a)(1)(G) to the Schedule TO).

(a)(1)(H)	Form W-9 and Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9 (incorporated by reference to Exhibit (a)(1)(H) to the Schedule TO).

(a)(1)(I)	Technical Guidelines for the Settlement (English translation (except for German version of Suggested Letter to Clients and Declaration of Acceptance) of document prepared in German only (except for English version of Suggested Letter to Clients and Declaration of Acceptance)) (incorporated by reference to Exhibit (a)(1)(I) to the Schedule TO).

(a)(1)(J)	Power of Attorney for Novartis AG, dated April 9, 2024 (incorporated by reference to Exhibit (a)(1)(J) of the Schedule TO filed by Novartis AG with the SEC on April 11, 2024).

(a)(1)(K)	Power of Attorney for Novartis BidCo AG, dated April 9, 2024 (incorporated by reference to Exhibit (a)(1)(K) of the Schedule TO filed by Novartis AG with the SEC on April 11, 2024).

(a)(2)*	Joint Reasoned Statement of the Management Board and the Supervisory Board of MorphoSys AG, dated July 4, 2024.

(a)(5)(A)	Press Release, dated June 20, 2024 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9C filed by MorphoSys with the SEC on June 20, 2024).

(a)(5)(B)	MorphoSys AG Investors Page Post (incorporated by reference to Exhibit 99.2 to the Schedule 14D-9C filed by MorphoSys with the SEC on June 20, 2024).

(a)(5)(C)	MorphoSys AG Intranet Microsite Post (incorporated by reference to Exhibit 99.3 to the Schedule 14D-9C filed by MorphoSys with the SEC on June 20, 2024).

(a)(5)(D)	All Company Email (incorporated by reference to Exhibit 99.4 to the Schedule 14D-9C filed by MorphoSys with the SEC on June 20, 2024).

(a)(5)(E)*	MorphoSys AG Investors Page Post.

(a)(5)(F)*	MorphoSys AG Intranet Microsite Post.

(e)(1)	Delisting Agreement, dated June 20, 2024, among MorphoSys AG, Novartis AG and Novartis BidCo AG (incorporated by reference to Exhibit 99.2 to the Form 6-K filed by MorphoSys with the SEC on June 20, 2024).

*	Filed Herewith

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

MorphoSys AG
(Registrant)
Dated: July 5, 2024

	By:	/s/ Arkadius Pichota
		Name:	Arkadius Pichota
		Title:	Chief Executive Officer, Member of Management Board

	By:	/s/ Lukas Gilgen
		Name:	Lukas Gilgen
		Title:	Chief Financial Officer, Member of Management Board